HYDRATION
FROM WATERMELONS
CHILL & SHAKE WELL
MELA
watermelon
water
ORIGINAL
NON-GMO CERTIFIED
16.9 FL OZ (500 ML)

INVEST IN **MELA**

Delicious Watermelon Juice with 4x Revenue Growth

melawater.com Los Angeles, CA









Highlights

1. Revenue grew more than 4X from 2022 to 2023. From $1.4M to $5.7M. Targeting $17M revenue in 2024.

2. National distribution in 7,000+ stores including Target, Sprouts, Kroger, 7-Eleven, and more coming

3   Rolling out to 6,500 locations of 7-Eleven starting in April 2024 - millions in expected revenue

4   Single sourced in Vietnam and working with over 1,000 family farms across the region.

5   Watermelon rinds are up-cycled into fertilizer and other practical uses in market.

6   Watermelon has naturally occurring electrolytes & antioxidants. Similar benefits to coconut water.

7   We are in the functional hydration category which has now eclipsed $30 billion (Source: Circana).

8   Currently supplying our delicious watermelon juice to the NFL Champions - Kansas City Chiefs

Featured Investors



Tyler Adkison
Syndicate Lead

Follow

Invested $35,000 ⓘ

"I am investing in Mela because I believe in Dom's vision to bring watermelon water to stores across America. I've witnessed the team's passion and growth, and I want to support them as much as I can. Mela is introducing an exciting, untapped category to the market, and I believe they have the story and team to succeed. Dom has built an impressive team with diverse and relevant backgrounds, led by Nick, Micah, and Jenn. Mela is creating and innovating in this new category. I was initially drawn by Dom's vision, and I'm staying because the melons are simply amazing."

 Other investors include <u>Brian Allen</u>, <u>David Hensley</u>, <u>Stone Distrubution</u>, <u>Los Angeles Distributing</u>

Our Team



Dominic Purpura CEO / Founder

Multiple time founder, former D1 Athlete.



Nick Spiekhout CFO / COO

Early investor in Mela, formerly J.P. Morgan & William Blair



Micah Urbach VP of Sales

15 years in beverage sales and distribution. Former GM of MillerCoors and Asahi USA



Jen Sunnfors CMO

Former CMO of NOCCO



Alina Segura Director of National Accounts



Andrew Gardner Regional Sales Manager - Texas / East Coast





Julio Matal   Regional Sales Manager - Los Angeles

Warehouse Manager and Field-Sales Manager For Coca-Cola

Bringing Watermelon Water to the Masses



The journey of Mela began when Dominic (Dom) Purpura had aspirations to become a professional baseball player... Climbing the ranks from back to back National Championships for Orange Coast College he then transferred to Mountain West leader, San Diego State. From being a leader on every team and a top performer, he earned honors like First Team All-Conference, and finished his career in 2017 with his final win against UCLA in SDSU's regional.

Similar to how he runs Mela today, he left everything on the field after each and every game. With the level of energy he brought, he found himself guzzling hydration drink after hydration drink. He relied heavily on electrolytes and hydration before, during, and after each game.

Dom started his first company at 18 called 'Wazood' while playing baseball at Orange Coast College. He had an entrepreneurial father and uncle and from a young age, he always knew being a business owner was his calling. While growing Wazood, he was faced with the hard decision of letting it go based on NCAA guidelines at the time of owning a company and playing a Division 1 sport.



WHO IS MELA?

WHY WATERMELON?

Dominic 'Dom' Purpura
CEO/Founder
Mela

After a few other business ventures post college, Dom discovered watermelon water in a liquor store in San Diego. Once tasting it, he knew it was something special. He then felt the benefits of watermelon including electrolytes and antioxidants and from that moment on, he fell in love with watermelon juice and was destined to build Mela into the national powerhouse it is today.

watermelon water is universally loved

Unlike other competing categories (such as coconut water) which can be polarizing to consumers, watermelon is top ranked as one of the most enjoyed fruits and juice drinks on earth. Approximately 83 % of the United States population loves watermelon and watermelon juice alike and chooses to consume this wonder fruit as a lifestyle. Watermelon in popularity is only behind bananas and strawberries.*

(Source: https://today.yougov.com/ratings/consumer/popularity/fruits/all)



The inspiration behind Mela is simple: We took a fruit that nearly everyone loves and juiced it and then made it accessible and affordable for all to enjoy in a convenient way. We triple-filter the watermelon into juice, removing any pulp or seeds so it's truly delicious and ultra smooth to drink.

Mela is 100 % watermelon juice, conveniently packaged in a can, and shelf stable by ascorbic acid (Vitamin C). This creates strong retail placement in stores on the dry shelf as well as in the fridge with little to no direct competition.

We chose to officially name our company 'Mela Watermelon Water.' This is largely due to the fact it has similar hydration use cases as spring water and it consists of water that comes from watermelons.

Watermelon is mother nature's way to hydrate and this is why we are competing aggressively against other hydration drinks in stores and winning on taste and nutrition.



Our line-up offers 5 distinct flavors of watermelon including an original and 4 other flavors with well-paired combinations of a variety of fresh fruit juices and ginger.

The Original Watermelon: As simple as it gets, just freshly juiced watermelon water with a small amount of sugar added to ensure it stays sweet for the duration of the shelf-life of the product

Watermelon + Passionfruit: Base of watermelon water mixed with passionfruit juice. Passionfruit can be a tad sweet but is also tart. We source the fruit when it is more on the sweeter side

Watermelon + Pineapple: Base of watermelon water mixed with pineapple juice. The two together is a symphony of sweetness and flavor

Watermelon + Ginger: Base of watermelon water with a kick of spicy ginger for a nice contract in taste. The ginger complements the watermelon water well.

Watermelon + Chili Mango: Base of watermelon water, fresh mango juice for added sweetness and fruitiness, and a dash of chili to make it our spiciest offering. Spice and watermelon go together extremely well, making it a very unique flavor offering.




watermelon water
ORIGINAL
watermelon water
+ PINEAPPLE
watermelon water
+ PASSIONFRUIT
watermelon water
+ GINGER
watermelon water
+ CHILLI MANGO

Our entire line is available in a majority of our retail partners in the 16.9 oz can with two servings per can. We also offer an 11 oz version of these which is mostly ordered online and via Amazon.Com.


mass market play
to become a household name

When it comes to natural drinks, the consumer really cares most about two things: taste and nutrition. When first developing Mela, our overarching goal was to make our product as tasty as possible while delivering on function with electrolytes and other benefits derived from watermelons.

In addition, the hydration market is booming and the total market cap on hydration drinks in the United States has now topped $30B. More than ever, consumers are looking for more convenient ways to hydrate themselves while also enjoying the product at the same time. Specifically, the plant-water market has grown considerably by 13% year over year, showing consumers want to find healthier and natural alternatives to hydrate themselves.


growth in rtd plant water
$600M
$500M
$400M
REVENUE
$483M
$546M
UP 13%
YEAR OVER YEAR



The total addressable market (TAM) for the plant-water market has now eclipsed $6B with a 15-17 % compounded annual growth rate (CAGR).

Our story of growth and increasing revenue by 4x year over year is a result of our team driving a product that is truly meant for the mass market. We have also increased 179 % in units moved at store level year over year in existing accounts which shows great velocity growth.

velocity growth - store level

179% INCREASE YEAR OVER YEAR

VELOCITY GROWTH

Q1 2023   Q1 2024

MELA

This is the magic behind Mela which allows us to not only grow in natural stores from the start, but to continue the momentum and rapid growth of our brand on a mass-scale in convenient stores like 7-Eleven, Target, and conventional stores including Kroger across the country.

sales and distribution growth:

The revenue growth of our company has been immense in the last 2 years. In 2022, we posted our first $1M+ year, clocking in at $1.4M. This was a breakout year for us across the country, especially independent natural stores, which really helped consumers discover our brand in their local community markets.

In 2023, our team executed at an even higher level, launching in Kroger, Target, Sprouts, Stater Bros, Fresh Thyme, 7-Eleven (regional test launch), and many more. This put our brand to the test, launching outside of just natural stores and into the mainstream market where competition is heavier and consumers are more price sensitive. We ended up increasing our revenue by 4x to $5.7M in 2023, showing our brand is truly meant to expand into the mass market and be enjoyed and consumed by a wider audience.



In 2024, we have large plans of expansion and are projected to add another 16,000+ locations carrying Mela including expansion in Kroger, and across C-Stores such as Extra Mile and 7-Eleven. We performed so well in our test launch in 7-Eleven that we are being rolled out into as many as 6,500 new 7-Eleven stores through 2024.





7-eleven: a dream partnership

We discovered when launching in the 100 test stores through 7-Eleven, with Mela's hydration benefits and delicious taste, it's a perfect match for the 7-Eleven consumer. The branding is eye-catching, loud and proud in a busy set behind glass doors with many other brands.

ELEVEN
AND LET OUR FANS DESIGN
MELA

But most importantly, we are COMPLETELY different from all other brands on shelf at a typical convenience store like 7-Eleven. We are the only 100% watermelon juice in their set and our cans and branding does not resemble or copy any other competing product. We stand out on our own and shine on shelf, which created such strong velocity at each 7-Eleven, corporate decided to take us into 6,500 locations of 7-Eleven in the U.S. by the end of 2024.



The estimated revenue created from our 7-11 launch is estimated to exceed over $10M and up to $15M as we roll out to all 6,500 locations* which would push our total projected revenue to around $17M in 2024.

The Future is Bright and Velocity is Strong

Our last 2 years we have grown immensely, first breaking $1M in annual revenue, and then soon after eclipsing $5M. Our company is not yet profitable since we are investing into sales and marketing to aggressively promote our product into more convenience and mass market stores across the country.

With our projected launch into 22,500 new points of distribution in 2024, we are projected to climb by 3-4x once again in this year and hit $17M in revenue. Our revenue is driven not only by distribution wins and expansion, but more importantly, by velocity and how well our product performs in natural, convenience and mass market

revenue growth
2022
$1.4M
2023
$5.7M
SPROUTS
FARMERS MARKET
2024
$17M (PROJECTED)
ELEVEN
1M
5M
10M
15M
20M
25M

We also do 20% of our revenue online through Amazon.com. We typically offer our smaller 11.5 oz can for ease of shipping, lighter weight, and reduced freight costs. It's also a great marketing tool to drive trial and get consumers to try our product at a lower price, and then the consumer will likely go out and buy the product from their local store.

Our Sourcing Story and Supporting Family Farms

We source our watermelons from over 1,000 different family farms across Vietnam. Our watermelons are single sourced, meaning only from one country and region in Vietnam. We do this to maintain high quality and consistent taste and nutrition in every single can we sell. The watermelons are carefully harvested at its peak nutrition and ripeness and reviewed carefully by our quality control team on each and every manufacturing run.



MELA



The manufacturing facility where our products are canned and sealed are 80% women owned and operated. In Southeast Asia where most manufacturing facilities are typically run by males, we are proud to be supporting a women-owned business and they have proven to be a valuable partner for the growth of our company in the last 3 years.



Outlook For the Future of Mela

Profitability and strong units economics is top of mind for our company. We are also constantly monitoring our cash flow and being financially prudent with how we are deploying capital on a daily basis.

In an industry where there are elements that are out of our control, we are focusing on what's in our control including being laser focused on building our brand to $75 million in top-line revenue with a positive EBITDA. With positive cash-flow, we are re-investing constantly into marketing, sales, and overall revenue growth.

We also have a clear understanding of the state of mergers and acquisitions, and what larger acquirers are seeking in this environment. Our plan is to continue executing on a path that is aligned with what acquirers are looking for in today's climate.

In regards to use of funds, one of our main goals is to stockpile $1M+ in capital at all times. The reason being: to make sure we have proper capital and inventory as we scale and grow our brand nationally, especially in the event our growth exceeds our budgeted projections, which has happened in previous years operating our company.


2024 goals
Capital & Cash Flow
to take advantage of
new retail opportunities.
EBITDA
positive by year end
MELA
watermelon water
+ GINGER

Team Mela is highly motivated to continue executing and hit our revenue targets. We are also proud that Mela team members own a part of the company to provide additional incentive for the company as a whole to grow and thrive together.

We do hope you join us for the ride and invest in Mela as we scale our business to new heights!

